EXHIBIT 99.1

Ramat-Gan, Israel - June 18, 2018 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company’s previous report regarding its examination of offers for the sale of the Company’s holdings in its subsidiary, B. Communications Ltd. (hereinafter, “BCom”), the Company hereby provides notification as follows:

During the past four days, significant progress has been made in negotiations with one of the bidders (the “Neuman Group”) and it is apparent that commercial gaps have been reduced to the point that a qualitative agreement has been reached, in accordance with the outline requested by the Company’s Board of Directors.

According to the outline of the contemplated transaction, the Neuman Group would acquire the Company’s holdings in BCom representing 36% to 52% of BCom’s issued and paid-up share capital for an amount reflecting a price ranging from NIS 46 to NIS 48 per share (hereinafter, the “Transaction Price”).

According to the transaction outline, the acquisition would be implemented in several stages, wherein a portion of the Company’s holdings, which amount will not require the Neuman Group to have a control permit in the Bezeq Group (hereinafter, the “Control Permit”), would be purchased in the short and medium term for an amount reflecting a price per share ranging from NIS 39 to NIS 42. Such price would be supplemented and adjusted to the full Transaction Price described above, following receipt of a Control Permit by the Neuman Group and the acquisition of an additional holdings in BCom in the amount required by the regulatory bodies to grant the Control Permit. As stated above, the transaction outline would enable the Neuman Group to acquire up to 52% of the issued and paid up capital of BCom, depending on several factors and in accordance with the requirements of the regulator.

According to the transaction outline, the proposed binding agreement would include provisions regarding the appointment of directors in BCom and understandings regarding votes on matters defined by the parties. In addition, the agreement would also include rights of first refusal to future sales, as customary.

The Company’s Board of Directors held a number of discussions on the matter and expressed its position that the responsible and correct step would be to positively consider the above-described transaction, among others, in view of the high transaction price, the high certainty in relation to other offers examined by the Company’s management, the current market environment among other factors. According to the Company’s Board of Directors, the current transaction outline reflects a good maximization of value for all of the Company’s shareholders and creates full confidence for the Company’s debenture holders.

It should be clarified and emphasized that this report is made for precautionary sake only and in light of various media publications on the matter. However, there can be no assurance at this stage that the transaction will be completed on the terms specified,or at all. The foregoing includes a summary of the principal points of the understanding reached and does not represent the full agreement, which will be reported if, and to the extent, that a binding agreement is signed.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.